Exhibit 99.2

REVERSE STOCK SPLIT DISCLOSURE

On April 28, 2023, Imperial Petroleum Inc. (the “Company”) effected a one-for-fifteen (1-for-15) reverse split of its common stock. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 248,097,175 to 16,539,811, as of April 28, 2023, and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split. The Company’s outstanding warrants were proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise.

All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental reduction in the aggregate par value of all issued and outstanding shares of common stock of $2,315,573 has been reflected as a reduction to “Common stock” and a corresponding increase in “Additional paid-in capital” on the Company’s balance sheet as of June 30, 2023. Such retroactive adjustments are recognized in the Company’s financial information for the three and six months ended June 30, 2023 and June 30, 2022 included in Exhibit 99.1 to this report. The effect of the reverse stock split on per share amounts and weighted average number of shares of common stock outstanding for each of the four fiscal years ended December 31, 2022 are as follows.

	Year Ended December 31,
	2019*	2020*	2021	2022
Basic earnings/(loss) per share of common stock	(1.18)	(1.24)	(11.87)	2.89
Diluted earnings/(loss) per share of common stock	(1.18)	(1.24)	(11.87)	2.88
Basic weighted average number of shares	318,351	318,351	318,351	8,559,000
Diluted weighted average number of shares	318,351	318,351	318,351	8,584,931

*

The reported loss per common share calculations give retroactive effect to the issuance of the common stock as of January 1, 2019 and January 1, 2020, issued in connection with the spin-off of the Company from StealthGas Inc. in December 2021.